Mail Stop 3561

July 9, 2009

Mr. Khurram R. Qureshi
Chief Financial Officer
151 Bloor Street West, #703
Toronto, Ontario, Canada M5S 1S4

      **Re:**    **Lingo Media, Inc.**
              **Form 20-F for the year ended December 31, 2006**
              **Filed June 29, 2007**
              **File No. 333-98397**

Dear Mr. Qureshi:

We have reviewed your response letter dated June 17, 2009 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the year ended December 31, 2008 and 2007

Independent Auditor's Report

1. We note from your response to our prior comment 5 that you did not amend your Form 20-F for the year ended December 31, 2007 to include an audit report which covers the years ended December 31, 2006 and 2005, as required by Item 8.A.3 of Form 20-F. Further, we note that your 2008 Form 20-F includes an audit report for the year ended December 31, 2008 only, and does not include the audit reports for the years ended December 31, 2007 and 2006. Please file amended Forms 20-F for the years ended December 31, 2008 and 2007 which include audit reports for each year for which financial statements are provided. See Item 8.A.3 of Form 20-F.

Form 20-F for the year ended December 31, 2008

Notes to the Audited Financial Statements

Note 13. Income Taxes

2. We note from your response to our prior comment 14 that the changes in accounting estimates resulted from new information. In light of the significant amount shown as "change in prior year estimates" in 2008, 2007 and 2006, please provide us detailed information as to the nature of these changes in estimates and tell us why you believe they are appropriately recorded in the appropriate year. Your response should explain both the nature and timing of the new information received each period that resulted in the changes in estimates.

Note 20. Reconciliation of Canadian and United States Generally Accepted Accounting Principles, page 32

3. We note from your response to our prior comment 19 that the reconciling adjustments to shareholders' equity represent the cumulative effect of all the adjustments arising from the difference between Canadian and US GAAP. However, we note that in your reconciliation of Shareholders' equity under Canadian GAAP to Shareholders' equity under US GAAP, the reconciling item related to stock compensation expense has been removed. In light of the fact that the contributed surplus amount on the US GAAP statement of shareholders' equity differs from the contributed surplus amount on the face of the balance sheet by $243,250 (the amount previously identified as a stock compensation expense difference) we believe this difference should be reflected in the reconciliation of the two shareholders' equity amounts. Please advise or revise accordingly.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3813 with any other questions.

Sincerely,


Linda Cvrkel
Branch Chief


VIA FACSIMILE
Mabel Hui, Controller
(416) 927-1222